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                         Filed by Hewlett-Packard Company
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Hewlett-Packard Company.
                         Commission File No. 1-4423

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT, IF THEY NEVER MATERIALIZE OR PROVE INCORRECT, COULD CAUSE THE RESULTS OF HEWLETT-PACKARD COMPANY ("HP") AND ITS CONSOLIDATED SUBSIDIARIES TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING STATEMENTS, INCLUDING ANY PROJECTIONS OF EARNINGS, REVENUES, OR OTHER FINANCIAL ITEMS; ANY STATEMENTS OF THE PLANS, STRATEGIES, AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS; ANY STATEMENTS CONCERNING PROPOSED NEW PRODUCTS, SERVICES, OR DEVELOPMENTS; ANY STATEMENTS REGARDING FUTURE ECONOMIC CONDITIONS OR PERFORMANCE; STATEMENTS OF BELIEF; AND ANY STATEMENT OF ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING. THE RISKS, UNCERTAINTIES AND ASSUMPTIONS REFERRED TO ABOVE INCLUDE THE ABILITY OF HP TO RETAIN AND MOTIVATE KEY EMPLOYEES; THE TIMELY DEVELOPMENT, PRODUCTION AND ACCEPTANCE OF NEW PRODUCTS AND SERVICES AND THEIR FEATURE SETS; THE CHALLENGE OF MANAGING ASSET LEVELS, INCLUDING INVENTORY; THE FLOW OF PRODUCTS INTO THIRD-PARTY DISTRIBUTION CHANNELS; THE DIFFICULTY OF KEEPING EXPENSE GROWTH AT MODEST LEVELS WHILE INCREASING REVENUE; AND OTHER RISKS, ASSUMPTIONS AND UNCERTAINTIES THAT ARE DESCRIBED FROM TIME TO TIME IN HP'S SECURITIES AND EXCHANGE COMMISSION FILINGS, INCLUDING BUT NOT LIMITED TO THE ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 1999 AND OTHER SUBSEQUENTLY FILED REPORTS. MOREOVER, THE POTENTIAL ACQUISITION BY HP OF THE GLOBAL MANAGEMENT AND INFORMATION TECHNOLOGY CONSULTING PRACTICE OF PRICEWATERHOUSECOOPERS ("PWC") DESCRIBED IN HP'S MOST RECENT QUARTERLY REPORT ON FORM 10-Q, AS AMENDED, FOR THE QUARTERLY PERIOD ENDED JULY 31, 2000 AND HP'S CURRENT REPORT ON FORM 8-K FILED ON SEPTEMBER 12, 2000 PRESENTS ADDITIONAL RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THE POSSIBILITY THAT HP AND PWC MAY NOT CONSUMMATE THE ACQUISITION; THE CHALLENGE OF INTEGRATING THE PWC AND HP CONSULTING BUSINESSES; THE POSSIBILITY THAT THE COMBINED BUSINESSES MAY FAIL TO ACHIEVE DESIRED SYNERGIES AND THAT, AFTER THE ACQUISITION, HP AS A WHOLE AND THE CONSULTING BUSINESS ON ITS OWN MAY FAIL TO ACHIEVE REVENUE AND PROFIT EXPECTATIONS; AND THE DIFFICULTY FOR HP OF TRANSITIONING TO NEW INDEPENDENT ACCOUNTANTS. HP DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

The following is a speech initially prepared for use by HP's President and Chief Executive Officer at the SG Cowen & Company Fall Investor Conference on September 18, 2000.

Thank you, good afternoon.

At the request of my IR and legal team, I need to remind you that I will be making some forward-looking statements in my comments today. Naturally, there are risks that may cause our results to be materially different from the results expressed or implied by such statements. Those risks are described in the reports we've filed with the SEC.

OK ... with that behind us ... for those of you who may not be totally familiar with HP, I'd like to provide a brief overview of the company.

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HP is a company with a unique set of assets.

We're a $20 billion imaging and printing systems business that leads in virtually every category we compete in. In this business, we're seeing consistent profitability and we're posting double-digit revenue growth. The supplies business is a crown jewel for us and is driven by the Internet.

Clearly, the Internet is driving more pages to the printer at the same time that it's fueling innovative applications -- newspapers, tickets, stamps, and photos delivered to your printer via the Net. This is a trend that is here to stay, and unlike many of our competitors, we are not only surviving this macro-shift, we're thriving on it. We predicted it. We're prepared for it. And we're lengthening our lead because of it.

We're also a $15 billion computing systems and Internet infrastructure business, delivering enterprise servers, storage, software, and PCs to business customers. We're seeing double-digit revenue growth in this business. Last quarter, profits doubled over the prior quarter.

We have a growing $7 billion IT and professional services business. In Q3, our consulting revenues were up 46% and we added 600 new consultants to our practice.

And we are the largest consumer IT company in the world, occupying 10% of the world's retail shelf space. Our consumer offerings include: PDA's, Pocket PC's, DeskJet printers, home PCs, scanners, digital cameras and photo printers ... representing the world's largest array of Internet-enabled devices. This business has grown at a healthy 30%+ clip all year.

Overall, revenue for our third quarter grew 15% to $11.8 billion, earnings were $1.01 billion, all of which translates into earnings per share growth of 37%.

It's important to note that our global presence is a competitive advantage. We have deep roots and established relationships across the major geographies ... and we're seeing balanced performance across all regions of the world.

Revenue from outside the United States rose 16 percent (19 percent in local currency) to $6.5 billion. In Europe, revenue was $3.8 billion, an increase of 8 percent (17 percent in local currency). In Asia Pacific, revenue increased 36 percent to $1.8 billion. In Latin America, revenue increased 27 percent to $0.6 billion.

So ... we're delivering 15% sustainable top line growth, we're accelerating growth on the bottom line, we're lowering expenses -- taking more than $1 billion in infrastructure costs out of the business through discipline and focus, and we're using our e-services strategy to drive new growth opportunities that leverage our core franchises.

Which brings me to my next point ... strategy.

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Taken separately, our businesses are strong in their own right. Working together, they give us a unique, powerful and sustainable advantage in the marketplace.

Many of you have heard us talk about HP's overarching business strategy ... it's to invent useful customer solutions at the intersection of e-services, information appliances, and an always-on Internet infrastructure.

We believe the real promise and power for businesses and consumers lie in the linkages ... the connections ... the intersection ... of these three emerging forces. It is by understanding the interplay between them - and leveraging our entire portfolio -- that we have the opportunity to use technology to fundamentally transform the customer experience ... to transform the value creation process ... and to transform entire industries.

Last week was a very important week for HP. It was a strategically significant week for us. The announcements we made are illustrative of the new hp in action
 ... and it's precisely because of the underlying strength in our existing business that we're in a position to make bold moves that position us for accelerated growth.

And so I'd like to spend a few minutes putting the events of last week in perspective - specifically as they relate to our strategy.

Last Monday, we confirmed we're in discussions with PwC to acquire their management consulting services practice, which would significantly accelerate our move into the IT consulting business.

On Tuesday, we launched the latest addition to our Unix server line-up, Superdome, our new high-end server ... that combines world-class technology with world-class service, support, and financing. In fact, Superdome represents an entirely new approach to delivering value in this market ... so different ... that we believe it changes the rules of the game.

And on Thursday, we announced a broad strategic alliance with Indigo ... a leader in high-end digital commercial printing. This alliance, which includes an equity stake, OEM agreement, and co-development initiatives ... is aimed at transforming the $500 billion commercial printing industry by bringing it into the digital age.

All in all, it was a heck of a week for us.

Let's start with the PwC announcement ...

Overall, our story in the IT Services space is a good one ... last quarter, IT services revenue grew by 17%, due in large part to HP Consulting, which, as I mentioned earlier, posted healthy revenue gains of 46%, well ahead of the consulting industry average. And we've already exceeded our stated goal of hiring 1,000 new consultants into HPC by the end of this fiscal year.

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The reason for the aggressive build-out of this business is that we see a fundamental shift in the business landscape ... and the role of technology in this new era.

We believe the days of talking to one company about business strategy and another company about technology implementation ... are, frankly, over. The linkage between business transformation and IT implementation is inextricable
 ... and this places new demands on Internet infrastructure providers.

This is a view of the market we've developed based on discussions with our customers, and it's been validated by a recent study we commissioned with Boston Consulting Group.

BCG conducted a blind survey of more than 100 CIOs around the world.

Here's what the study confirmed:

     - CIOs are, in fact, looking for consulting and technology partners who are experienced at working together.

     - While CIOs once valued neutrality regarding technology implementation, today they value a point-of-view on HOW and WHAT technology can speed business transformation. A point of view that keeps the client's best interest in the center of the engagement.

     - And time-to-solution ... time to revenue ... the speed of implementation ... matters. That's why they value the linkages between consultants and technology players.

And that's why you're seeing a sea change in how systems vendors and consulting practices go to market. Bounty relationships between consultants, systems integrators and technology providers are now common place and involve every name in the industry that you know. The Cisco's, Sun's, Microsoft's, Andersen's and KPMG's have all been involved in recent link-ups.

While we've been growing our consulting business organically through aggressive hiring and strategic partnerships - and we've made great strides in doing so - we believe the best way to accelerate our growth to address this market shift is through an acquisition of a premier consultancy.

The criteria that we've established to evaluate potential acquisition partners include ... cultural fit ... a shared strategic vision ... a complementary customer mix ... leadership in the e-space... and a global footprint.

Based on these criteria, we believe that the management consulting services practice of PricewaterhouseCoopers is an excellent strategic fit.

PwC has a global IT management consulting practice with 35,000 employees around the world.

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In their fiscal year 2000, which ended in June, they posted approximately $7 billion in consulting revenues. Given current growth rates, projected revenues for the current fiscal year, ending in June 2001, should well exceed $8 billion.

They've historically grown at a compound rate of 20% annually and are expected to sustain this growth rate going forward. And PwC's profitability is at least competitive with its peers.

They are focused on delivering high-end strategic consulting services in the areas of business transformation and IT consulting. And specific focus areas include: Customer Relationship Management, Supply Chain Management, Data Warehousing, Enterprise Application Integration, IT infrastructure and Application Outsourcing - all areas that are strategically important to our customers.

All of this is important in the context of determining PwC's valuation, which, over the past week, I've seen calculated and analyzed a variety of different ways.

Let me be clear, in arriving at a valuation, we strived to develop a value that worked both for our shareowners and PwC's stakeholders.

First, from their perspective, an acquisition alternative had to be competitive with an IPO alternative. In the public markets, companies are valued at a multiple of projected earnings. Valuation multiples are a function of sustainable long-term growth rates. And value is a function of valuation multiples and earnings.

We are valuing PwC based on a multiplier that is in line with those applied to management consulting firms as opposed to traditional IT outsourcing firms, which have lower growth rates and are less profitable. Outsourcing businesses have a lower multiple on lower earnings.

On this basis, a better compare for the PWC transaction is the Ernst & Young/ CapGemini acquisition.

From our perspective, we set ourselves the constraint that the transaction would need to be cash EPS beak-even in the first full fiscal year of operations, which is fiscal year 2002. And equally important, a significant portion of the value would need to go to the very people who would be creating value for us going forward. We are still in the process of working out the details related to this distribution.

In terms of PwC's credentials ...

A recent issue of The Global IT Consulting Report said that PwC has quietly established itself as the leading technology consultancy.

They're also a leader in the build-out of trading exchanges ... with more than 125 engagements in this space ... including the highly publicized Covisint auto exchange ... featuring Ford, GM, Daimler Chrysler, and Renault/Nissan.

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And PwC is the biggest services partner for SAP, i2, Broadvision, and Ariba -
all important software players in the areas our customers care about.

Obviously, in pursuing a transaction of this magnitude we have thought long and hard about the complexities - and we're addressing the tough issues head-on.

We've learned a lot from our experiences and missteps in integrating Apollo and Verifone.

There are some fundamental differences between those acquisitions, however, and the one we're now proposing. With PwC, the strategic rationale is clear and the executive committee and I are directly involved -- and will continue to be involved -- on an ongoing basis.

We also recognize that the assets we're acquiring are people. Therefore, as I said, we intend to ensure that appropriate value is delivered to the consulting talent that we plan to acquire and we will use all the mechanisms typical of a services acquisition to retain them.

It's also important to note that we sit in Silicon Valley, one of the most competitive job markets in the world, and we manage our own consulting practice, which, as I've said, we're expanding aggressively, so we're familiar with how to attract and retain world-class talent.

In addition to the people assets, PwC has developed proven methodologies designed to capture and manage the best practices and intellectual property they glean through their consulting engagements, as well as processes for attracting, retaining and training professionals. These methodologies and processes are fully scalable, an important differentiator and competitive advantage for successful IT consultancies.

While we are excited by the possibility of adding this talented group of individuals to our team, we will only pursue this transaction - or another one like it -- if we believe we can do so under terms that are in the best interests of our customers and our shareowners.

A final point I'd like to make around the PwC deal surrounds press and analyst reports I've seen that characterize this deal as an attempt to mimic IBM's Global Services business.

Actually, the strategic rationale is quite different.

We're not building a services business to make up for a declining hardware business. We have a very healthy product and technology business that can and will compete on its own merits. And we have no plans to sacrifice hardware revenues at the expense of services revenues.

In the consulting services business, PwC has a broader set of capabilities and operates in spaces that IBM does not, particularly in the management consulting and business transformation arena. Meanwhile, a significant portion of IBM's services revenue is the slower growing mainframe outsourcing business.

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Finally, it's worth noting that the acquisition of PwC is expected to be additive to HP's current 15% projected growth rates.

Fundamentally, this acquisition is about combining world-class technology solutions with world-class consulting services to help customers transform their business.

Now, let's shift the conversation to Superdome.

Superdome is strategic to HP for a number of reasons:

First ... with Superdome we're now delivering the industry's most powerful Unix server line-up ... top to bottom ... bar none.

On a pure technology basis ... we're leapfrogging our competitors in terms of processing performance and compute power ... both in terms of the number of CPUs customers can order as well as in the performance of the processors themselves.

Second ... Superdome represents a radically different approach to working with customers AND leveraging ALL of hp's resources to develop total solutions.

For the past two years we've had discussions with our customers about their computing needs and what they want in a technology partner ... both in terms of systems performance (i.e. the server) ... but also in terms of the "thinking"
 ... the solutions and support ... beyond the box.

We took this feedback and fed it into virtually every aspect of our product development cycle and go-to-market processes ... from how we develop the server
 ... to how we support the product ... and everything in between.

Third ... With Superdome we're introducing a completely new go-to-market, pricing and implementation process for customers. In fact, we're raising the bar on what it means to be a leader in the high-end Unix market.

We're providing up-front planning and integration services to assure customers this is the right system for their business and it will easily slip into their existing IT environments when it's installed. Or we won't ship it.

We're delivering a utility-based pricing model where customers pay for the server capacity they need ... exactly what they need, when they need it - just like they pay for electricity or phone services.

We're automatically assigning a dedicated support team the moment the customer makes a purchase ... to support and monitor the system - without the hassle of negotiating additional service and support contracts.

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And finally, Superdome is engineered to support the key computing and technology shifts that lie ahead ... things like IA-64 and multiple operating systems such as Unix, NT and Linux ... providing customers with the ultimate flexibility and investment protection for the future.

Superdome is more than just world-class technology it's a world-class customer experience.

Finally, let's talk about our announcement with Indigo.

This year, we've spent a lot of time talking about the growth opportunities in the printer business.

Last spring we announced our printing e-services strategy - printers are becoming first-class citizens of the Net, smart Internet appliances ... capable of simplifying our daily lives. We announced a whole slew of new Internet-based services for printers ... e-services that transform your printer into your local post office, ticket office, shipping station, and even your local print shop. We also announced plans to make a whole new set of devices ... cellphones, pagers, PDAs... print capable.

Of course, all of these new services increase the number of pages printed, which in turn fuels the profitability of our printing supplies business.

We've also talked about extending HP's lead in the consumer and networked printing space into the high-end commercial printing arena.

We believe that more than 96% of all printed pages are produced by commercial printers ... and this is a $500 billion market that has yet to reap the transformational benefits of the digital era.

The alliance we announced with Indigo will enable HP to accelerate its growth in the digital offset printing and publishing marketplace, and extend HP's market leadership beyond inkjet and laser printing into high-production digital color printing.

As part of this strategic alliance, HP and Indigo will co-develop a family of high-end, digital color printing systems and HP will OEM Indigo's digital color printing products.

This joint development effort combines Indigo's leadership in the production of Digital Offset Color printing technology ... and the collective power of the HP printing and imaging franchise, HP Labs, and HP's manufacturing, marketing and distribution capabilities.

Three major strategic announcements in one week ... all because we see the transformational capabilities of technology. We're anticipating the shifts in customer needs and the new requirements these place on technology providers.

A new game is emerging ... it's a different game ... and the rules of competition are changing.

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Now, it's time for me to stop talking and give you a chance to ask questions ...
starting with you Richard.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

         Assuming HP enters into an agreement regarding the proposed business combination transaction with PwC referred to above, HP intends to file with the Securities and Exchange Commission a Registration Statement on Form S-4 containing a proxy statement/prospectus regarding the proposed transaction. You are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information about HP and the proposed transaction. The definitive proxy statement/prospectus will be sent to owners of PwC firms seeking their approval of the proposed transaction. You may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by HP with the Commission at the Commission's web site at www.sec.gov. The definitive proxy statement/prospectus and these other documents may also be obtained for free (when it is available) by owners of PwC firms by directing a request to:
Hewlett-Packard Company, 3000 Hanover Street, Palo Alto, California 94304
Attention: Investor Relations, telephone: (650) 857-1501.

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